UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

E2open, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29788A104

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29788A104	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JBM 2009 Irrevocable Trust dtd 09/30/09
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) N/A
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 29788A104	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Roy A. Brizio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) N/A
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 29788A104	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer

E2open, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4100 East Third Avenue, Suite 400

Foster City, CA 94404

Item 2.

(a)	Name of Person Filing

JBM 2009 Irrevocable Trust dtd 09/30/09

Roy A. Brizio

(b)	Address of the Principal Business Office or, if none, Residence

670 Woodside Road

Redwood City, CA 94061

(c)	Citizenship

The entity listed in Item 2(a) is a California trust. The individual listed in Item 2(a) is a United States citizen.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

29788A104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

See Items 5-11 of the cover sheets hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. 29788A104	13G	Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. 29788A104	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

Roy A. Brizio

/s/ Roy A. Brizio
Signature

Date: February 14, 2014

JBM 2009 IRREVOCABLE TRUST DTD 09/30/09

/s/ Roy A. Brizio
Signature

Roy A. Brizio, Trustee
Name and Title